Filed by: Cole Office & Industrial REIT (CCIT II), Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Griffin Capital Essential Asset REIT, Inc.
SEC File No. 000-55605

Dear Stockholder,

We are pleased to provide you with proxy materials for Cole Office & Industrial REIT (CCIT II), Inc. (“CCIT II”). Your vote is very important! Please vote your shares today using one of the methods shown below. The Board of Directors of CCIT II recommends that you vote “FOR” each of the proposals.

Why should I vote?
This is your opportunity to vote on important proposals including the proposed merger announced on November 2, 2020, whereby Griffin Capital Essential Asset REIT, Inc. (“GCEAR”), would acquire CCIT II in a stock-for-stock transaction.

With $5.8 billion1 in total assets, the combined company consisting of CCIT II and GCEAR would be one of the largest publicly registered office and industrial net-lease REITs, with strong diversification and favorable investment grade tenancy when compared to publicly listed peers.

When should I vote?
Please help CCIT II save time and expenses by voting your shares immediately. The CCIT II Special Meeting is scheduled to be held virtually on February 23, 2021, and votes must be received before that time. Visit www.proxyvote.com for meeting details.

If you have questions about the voting process, please call 1.855.325.6676 to speak with a proxy specialist. Thank you for your prompt response.

Sincerely,

Nathan DeBacker
Chief Financial Officer
Cole Office & Industrial REIT (CCIT II), Inc.

1) Based on GCEAR and CCIT II total asset value as of June 30, 2020, does not take into account effects of the transaction

2398 East Camelback Road, 4th Floor, Phoenix, Arizona 85016 | 866.341.2653 | www.cimgroup.com
Securities Distributed By Affiliate Broker/Dealer: CCO Capital, LLC, Member FINRA/SIPC | ©2020 CCO Group

Cautionary Statement Regarding Forward-Looking Information
This communication includes certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Statements can generally be identified as forward-looking because they include words such as “believes,” “anticipates,” “expects,” “would,” “could,” or words of similar meaning. Statements that describe future plans and objectives are also forward-looking statements. These statements are based on the current expectations of management for CCIT II and GCEAR and on currently available industry, financial and economic data. Actual results may vary materially from those expressed or implied by the forward-looking statements, which are subject to a number of risks and uncertainties, many of which are out of the control of such companies, including, but not limited to, those associated with the risk that the merger will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the failure to satisfy the conditions to the consummation of the proposed merger, including the approval of the stockholders of CCIT II; statements about the benefits of the proposed merger involving GCEAR and CCIT II and statements or projections that address operating performance, events or developments that GCEAR expects or anticipates will occur in the future, including, but not limited to, statements or projections regarding anticipated synergies and general and administrative costs savings, future financial and operating results, plans, objectives, expectations and intentions, expected sources of financing, anticipated asset dispositions, anticipated leadership and governance, creation of value for stockholders, benefits of the proposed merger to customers, employees, stockholders and other constituents of the combined company, the integration of GCEAR and CCIT II, cost savings and the expected timetable for completing the proposed merger, and other non-historical statements; risks related to the disruption of management’s attention from ongoing business operations due to the proposed merger; the availability of suitable investment or disposition opportunities; the impact of the COVID-19 pandemic on the operations and financial condition of CCIT II, GCEAR and the combined company and the real estate industries in which they operate, including with respect to occupancy rates, rent deferrals and the financial condition of their respective tenants; general financial and economic conditions, including prevailing interest rates and the availability of financing and capital, which may be affected by government responses to the COVID-19 pandemic; market conditions; legislative and regulatory changes that could adversely affect the business of GCEAR or CCIT II; and other factors, including those set forth in the section entitled “Risk Factors” in CCIT II’s and GCEAR’s most recent Annual Reports on Form 10-K, as amended, and Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission (“SEC”), and in the applicable proxy statement/prospectus filed with the SEC by GCEAR in respect of the proposed merger between CCIT II and GCEAR, as well as other reports filed by CCIT II and GCEAR with the SEC, copies of which are available on the SEC’s website, www.sec.gov. Forward-looking statements are not guarantees of performance or results and speak only as of the date such statements are made. Except as required by law, neither CCIT II nor GCEAR undertakes any obligation to update or revise any forward-looking statement in this communication, whether to reflect new information, future events, changes in assumptions or circumstances or otherwise.

Additional Information and Where to Find It
In connection with the proposed merger, GCEAR has filed a registration statement on Form S-4 with the SEC that includes a proxy statement of CCIT II and constitutes a prospectus of GCEAR. This communication is not a substitute for the registration statement, the proxy statement/prospectus or any other documents that have been or will be made available to the stockholders of CCIT II. In connection with the proposed merger, CCIT II has filed, and intends to continue to file, relevant materials with the SEC, including a proxy statement on Schedule 14A relating to a special meeting of its stockholders. STOCKHOLDERS OF CCIT II ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Stockholders of CCIT II are able to obtain such documents free of charge at the SEC’s website, www.sec.gov, or through CIM Group LLC’s website at https://www.cimgroup.com/investment-strategies/individual/for-shareholders, as they become available.

Participants in Solicitation
Each of CCIT II and GCEAR, and their respective directors and executive officers, as well as certain affiliates of CIM Group, LLC serving as the external advisor of CCIT II and certain affiliates of GCEAR, may be deemed to be participants in the solicitation of proxies from CCIT II’s stockholders in respect of the proposed merger between CCIT II and GCEAR. Information regarding the directors and executive officers of CCIT II and GCEAR and the external advisor of CCIT II is contained in the proxy statement/prospectus forming a part of the registration statement on Form S-4 filed with the SEC by GCEAR, relating to the proposed merger. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus forming a part of the registration statement on Form S-4 filed with the SEC by GCEAR.

No Offer or Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. This communication may be deemed to be solicitation material in respect of the proposed merger.

2398 East Camelback Road, 4th Floor, Phoenix, Arizona 85016 | 866.341.2653 | www.cimgroup.com
Securities Distributed By Affiliate Broker/Dealer: CCO Capital, LLC, Member FINRA/SIPC | ©2020 CCO Group